Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and Canadian Oil Sands mail and file documents for amended offer for COS shares

Calgary, Alberta (January 22, 2016) – Suncor Energy Inc. (TSX: SU; NYSE: SU) and Canadian Oil Sands Limited (TSX: COS) today announced the filing and mailing of a notice of variation and change to Suncor’s offer and a notice of change to the COS directors’ circular. These changes relate to the previously announced increase in the original offer to COS shareholders to 0.28 of a Suncor share for each COS share (the “Amended Offer”). The Amended Offer also provides for, among other things, an extension of the expiration time for the offer to 4:00 p.m. (MT) on Friday, February 5, 2016.

The COS Board has received a fairness opinion from its financial advisor, RBC Capital Markets, that, as of the date thereof and based upon and subject to the assumptions, qualifications and limitations stated in the opinion, the amended consideration to be offered under the Offer is fair, from a financial point of view, to COS shareholders. The COS Board unanimously recommends that COS shareholders accept and tender their shares to the Amended Offer.

Suncor’s notice of variation and change with respect to the Amended Offer has been mailed to registered security holders of COS and has been filed on COS’ SEDAR profile. In addition, COS’ notice of change to its directors’ circular with respect to the Amended Offer has been mailed by COS to registered security holders of COS and has been filed on COS’ SEDAR profile. COS shareholders are urged to review this document carefully and in its entirety.

About Suncor’s Offer to COS shareholders

Full details of the Amended Offer and the related documents including the notice of variation and change and the COS notice of change are available under the COS profile at sedar.com, through Suncor’s website at suncorofferforcanadianoilsands.com and through COS’ website at cdnoilsands.com.

To accept this Amended Offer, COS shareholders must tender their shares. Please contact D.F. King, who has been retained as Suncor’s information agent for instructions at:

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Canadian Oil Sands shareholders with questions should contact Kingsdale Shareholder Services , COS’ information agent and strategic shareholder services and communications advisor:

Toll Free in North America: 1-866-851-3215

Outside North America, Banks and Brokers Call Collect: 1-416-867-2272

Facsimile: 1-416-867-2271

Email: mailto:contactus@kingsdaleshareholder.com

NOTICE TO U.S. HOLDERS

The Amended Offer (referred to as the “Offer” in this advisory) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

Suncor (i) filed an initial registration statement on Form F-80 in respect of the Offer with the SEC on October 5, 2015 and (ii) is filing a further registration statement on Form F-80 in respect of the Offer with the SEC on or about January 22, 2016, which includes documents related to the Offer. This news release is not a substitute for such registration statements or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

About Suncor

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

About COS

COS holds a 36.74 percent interest in the Syncrude project, the largest producer of light, sweet synthetic oil from Canada’s oil sands. As a pure play in Syncrude, COS provides investors with long-life, light crude oil exposure and since 2001 has paid dividends totaling $7.9 billion.

For more information please contact:

Suncor: Investor inquiries: 800-558-9071 offer@suncor.com Media inquiries: 403-296-4000 media@suncor.com

Canadian Oil Sands:

Investor inquiries:

Siren Fisekci

Canadian Oil Sands Limited

Vice President, Investor & Corporate Relations

(403) 218-6228

invest@cdnoilsands.com

Media inquiries:

Kingsdale Shareholder Services

Ian Robertson

Executive Vice President, Communication Strategy

Direct: 416.867.2333

Cell: 647.621.2646

irobertson@kingsdaleshareholder.com

Kingsdale Shareholder Services 1-866-851-3215 contactus@kingsdaleshareholder.com